December 15, 2009

Michael D. Pappas, Esq.
Associate General Counsel
Genworth Life and Annuity Insurance Company
6610 W. Broad Street
Richmond, Virginia 23230

> Re: Genworth Life & Annuity VA Separate Account 2
> Genworth Life & Annuity Insurance Company
> Initial Registration Statement filed on Form N-4
> File Nos. 333-162503 and 811-21892
>
> Genworth Life of New York VA Separate Account 3
> Genworth Life Insurance Company of New York
> Initial Registration Statement filed on Form N-4
> File Nos. 333-162506 and 811-22339
>
> Genworth Life of New York VA Separate Account 3
> Genworth Life Insurance Company of New York
> Initial Registration Statement filed on Form N-4
> File Nos. 333-162504 and 811-22339

Dear Mr. Pappas:

The staff has reviewed the above-referenced initial registration statements, which the Commission received on October 15, 2009. Based on your representation that the filing is substantially similar to File No. 333-143407, the filing received a selective review. Based on this review, we have the following comments on the filing. Note that page numbers refer to the marked copy of File No. 333-162503 provided to the staff.

1. General

a. Please confirm that the contract name on the front cover page of the prospectus will continue to be the same as the EDGAR class identifier associated with the contract.

b. The cover page states that the prospectus gives "details" about the contract. Please disclose that the prospectus describes all material features and benefits of the contract.

2.	Fee tables (pp. 8-10)

	With respect to Personal Income Design One, consider disclosing in the footnotes that Income Protector and the Annual Step-Up Death Benefit Rider must be purchased at the time of application (as is disclosed in Personal Income Design One NY).

3.	Examples (p. 11)

	Please explain to the staff why the dollar figures are different for the "No Surrender Charge Schedule Example" when you surrender or annuitize at the end of the period.

4.	Synopsis (pp. 12-15)

	With respect to the living benefit riders, please add a statement that in certain circumstances the contract may be terminated and payments under the rider lost.

5.	Income Protector (pages 39 to 51)

	a.	Please disclose who should and should not consider purchasing this rider. This comment is also applicable to the death benefit rider options.

	b.	Please include in the discussion under the subheading, "Income Protector," clear and prominent (bolded, capitalized or underlined) disclosure of any scenarios in which a contract owner may lose the guarantee or receive reduced benefits under the rider (using plain English principles).

	c.	The disclosure states that changes to the Investment Strategy may include the removal of all Designated Subaccounts or all asset allocation models. As a contract owner is required to invest all purchase payments in accordance with a prescribed investment Strategy in order to receive the full benefit provided by the rider, please explain whether the rider benefit is terminable by the company in such a scenario. If so, please advise the staff as to whether it is proper to describe the rider in terms of a "guarantee." Otherwise, please explain how the rider will be affected.

6.	Exhibits - Power of Attorney (Part C)

	If any name is to be signed to the registration statement pursuant to a power of attorney, please ensure that the power of attorney "relates to a specific filing" as required by Rule 483(b) under the Securities Act of 1933.

7.   Financial Statements, Exhibits, and Other Information

        Financial statements, exhibits and other information not included in the registration statement should be filed by pre-effective amendment.

8.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the insurance company and its management are in possession of all facts relating to the insurance company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the insurance company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the insurance company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the insurance company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

****

        Please respond to these comments in a pre-effective amendment to the registration statement and in a letter to me. If you are of the opinion that no change in the registration statement is necessary in response to any comment, so indicate in a letter to the staff and state the basis for your opinion. Although the staff has completed the initial review of the registration statement, please be advised that the registration statement may be reviewed by senior staff in the Division of Investment Management after the above comments are resolved. Accordingly, the staff reserves the right to comment further on any forthcoming amendments**.**

After resolution of all disclosure issues, a written request from the registrant and its principal underwriters must be made for acceleration of the effective date of the registration statements, as amended.

If you have any questions or comments, please feel free to call me at (202) 551-6765. Mail or deliveries should include a reference to Mail Stop 5-6, and our zip code 20549-0506. My facsimile number is (202) 772-9285.

Sincerely,

Mark A. Cowan
Senior Counsel
Office of Insurance Products